Exhibit 3.1

AMENDMENTS TO THE BYLAWS
OF THE MANAGEMENT NETWORK GROUP, INC.

The following amendments to the Amended and Restated Bylaws of The Management Network Group, Inc. ("Bylaws") were adopted by the Board of Directors of The Management Network Group, Inc. on March 10, 2011:

1.           The phrase "such anniversary date" in the second section of Section 2.5(b) of the Bylaws is amended to read "the first anniversary of the previous year's annual meeting date".

2.           Section 3.2(a) of the Bylaws is amended to read in its entirety as follows:

(a) The number of directors of the corporation shall be six (6) until changed by a bylaw amending this Section 3.2, duly adopted by the board of directors or by the stockholders. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.